EXHIBIT 12.1
Atmos Energy Corporation
Pro Forma Computation of Earnings to Fixed Charges

	Three Months Ended		Year Ended
	December 31, 2008		September 30, 2008
	Actual	As Adjusted	Actual	As Adjusted
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$123,902	$118,144	$292,704	$269,673
Add:
Portion of rents representative of the interest factor	1,771	1,771	6,882	6,882
Interest on debt & amortization of debt expense	38,991	44,749	137,922	160,953

Income as adjusted	$164,664	$164,664	$437,508	$437,508

Fixed charges:
Interest on debt & amortization of debt expense (1)	$38,991	$44,749	$137,922	$160,953
Capitalized interest (2)	718	824	2,879	3,360
Rents	5,312	5,312	20,647	20,647
Portion of rents representative of the interest factor (3)	1,771	1,771	6,882	6,882

Fixed charges (1)+(2)+(3)	$41,480	$47,344	$147,683	$171,195

Ratio of earnings to fixed charges	3.97	3.48	2.96	2.56